EXHIBIT 77H

For Columbia Large Value Quantitative Fund:

During the six-month period ended January 31, 2013, the Fund served as an underlying investment of affiliated funds-of-funds. The Columbia Capital Allocation Portfolios, Columbia Income Builder Fund and Columbia VP - Asset Allocation Fund and Columbia Management Investment Advisers, LLC through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.

For Columbia Large Growth Quantitative Fund:

During the six-month period ended January 31, 2013, the Fund served as an underlying investment of affiliated funds-of-funds. The Columbia Capital Allocation Portfolios, Columbia LifeGoal Growth Portfolio, Columbia Portfolio Builder Funds and Columbia VP - Asset Allocation Fund and Columbia Management Investment Advisers, LLC through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.